UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.)

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock, par value $0.01 per share

(Title of Class of Securities)

559211107

(CUSIP Number)

June 02, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 559211107
1	NAME OF REPORTING PERSON GLG Market Neutral Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 333,348*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 333,348*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,348*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Includes shares of the Issuer’s Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Issuer’s 8.55% Convertible Subordinated Notes due 2010 owned directly by the Reporting Person.

**Based upon the Class A Subordinate Voting Stock of the Issuer outstanding as of October 31, 2008 on an as-converted basis.

CUSIP No. 559211107
1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 449,710*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 449,710*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,710*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Includes shares of the Issuer’s Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Issuer’s 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

**Based upon the Class A Subordinate Voting Stock of the Issuer outstanding as of October 31, 2008 on an as-converted basis.

CUSIP No. 559211107
1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 449,710*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 449,710*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,710*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Includes shares of the Issuer’s Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Issuer’s 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

**Based upon the Class A Subordinate Voting Stock of the Issuer outstanding as of October 31, 2008 on an as-converted basis.

CUSIP No. 559211107
1	NAME OF REPORTING PERSON GLG Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 449,710*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 449,710*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,710*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Includes shares of the Issuer’s Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Issuer’s 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

**Based upon the Class A Subordinate Voting Stock of the Issuer outstanding as of October 31, 2008 on an as-converted basis.

Item 1.

(a) Name of Issuer

Magna Entertainment Corp., a Delaware corporation (the “Company”).

(b) Address of Issuer’s Principal Executive Offices:

337 Magna Drive,
Aurora, Ontario, Canada
L4G 7K1

Item 2.

(a) Name of Person Filing

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Shares (as defined below).

FUNDS

(i)

GLG Market Neutral Fund, with respect to the Shares beneficially owned by it.

GLG Partners (Cayman) Limited (the “Manager”) serves as manager to the GLG Market Neutral Fund (the “Market Neutral Fund”) and certain other funds.

GLG Partners Asset Management Limited (the “Other Manager”) serves as manager to certain funds. These funds, together with the Market Neutral Fund and the funds managed by the Manager, are referred to as the “GLG Funds.”

INVESTMENT MANAGER

(ii)	GLG Partners LP (the “Investment Manager”), with respect to the Shares beneficially owned by the GLG Funds.

GENERAL PARTNER

(iii)	GLG Partners Limited (the “General Partner”), which serves as the general partner of the Investment Manager, with respect to the Shares beneficially owned by each of the GLG Funds.

PARENT COMPANY

(iv)	GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

(b) Address of Principal Business Office

The address of the principal business office of the Parent Company is:

390 Park Avenue, 20th Floor
New York, New York 10022

The address of the principal business office of each of the Reporting Persons is:

c/o GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom

(c) Citizenship

Market Neutral Fund: Cayman Islands
GLG Partners LP: United Kingdom
GLG Partners Limited: United Kingdom
GLG Partners, Inc.: Delaware

(d) Title of Class of Securities

Class A Subordinate Voting Stock, $0.01 par value (the “Shares”).

(e) CUSIP Number

559211107

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are the Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the General Partner, the Parent Company, Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares.

On June 2, 2003, the Market Neutral Fund purchased 8.55% Convertible Subordinated Notes due 2010 of the Company (the “Notes”) that were convertible at that time into 2,553,192 Shares. Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the Securities and Exchange Commission on May 14, 2003, the Market Neutral Fund’s ownership on June 2, 2003 represented approximately 4.9% of the Shares on an as-converted basis. In addition, on that date the deemed beneficial ownership of the Investment Manager and the General Partner represented 6.7% of the then outstanding Shares on an as-converted basis.

On June 16, 2003, the Market Neutral Fund purchased additional Notes that were convertible into an additional 1,985,816 Shares. As a result of this purchase, the ownership of the Market Neutral Fund on that date represented 8.5% of the then outstanding Shares on an as-converted basis and the deemed beneficial ownership of the Investment Manager and the General Partner represented 10.2% of the then outstanding Shares on an as-converted basis.

On February 11, 2004, the Market Neutral Fund purchased additional Notes that were convertible into an additional 2,879,433 Shares. Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the Securities and Exchange Commission on November 13, 2003, the Market Neutral Fund’s ownership on February 11, 2004 represented 13.2% of the then outstanding Shares on an as-converted basis. As a result of this purchase, and purchases by certain GLG Funds other than the Market Neutral Fund on that date, the deemed beneficial ownership of the Investment Manager and the General Partner on that date represented 16.9% of the then outstanding Shares on an as-converted basis.

Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the Securities and Exchange Commission on November 9, 2004, the Market Neutral Fund’s ownership on December 31, 2004 represented 13.2% of the then outstanding Shares on an as-converted basis. On that same date, the deemed beneficial ownership of the Investment Manager and the General Partner represented 16.8% of the then outstanding Shares on an as-converted basis.

Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005, the Market Neutral Fund’s ownership on December 31, 2005 represented 13.6% of the then outstanding Shares on an as-converted basis. On that same date, the deemed beneficial ownership of the Investment Manager and the General Partner represented 17.2% of the then outstanding Shares on an as-converted basis.

Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed the Securities and Exchange Commission on November 9, 2006, the Market Neutral Fund's ownership on December 31, 2006 represented 12.4% of the then outstanding Shares on an as-converted basis. On that same date, the deemed beneficial ownership of the Investment Manager and the General Partner represented 15.9% of the then outstanding Shares on an as-converted basis.

Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 9, 2007, the Market Neutral Fund’s ownership on December 31, 2007 represented 10.3% of the then outstanding Shares on an as-converted basis. On that same date, the deemed beneficial ownership of the Investment Manager and the General Partner represented 13.3% of the then outstanding Shares on an as-converted basis.

On July 22, 2008, the Company completed a reverse stock split whereby every 20 shares of the Company's issued and outstanding Shares was consolidated into one Share. In addition, the conversion prices of the Notes were adjusted, such that, the number of Shares potentially issuable on the conversion of Notes reflects the 1:20 consolidation ratio.

With respect to the current ownership of each of the Reporting Persons, the information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. Such ownership information is based upon the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 8, 2009, by and among the Market Neutral Fund, GLG Partners, Inc., GLG Partners LP and GLG Partners Limited.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:	January 8, 2009

GLG MARKET NEUTRAL FUND

GLG PARTNERS LP
Individually, and in its capacity as Investment Manager of GLG Market Neutral Fund

By:/s/ Victoria Parry
Name: Victoria Parry
Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By:/s/ Emmanuel Roman
Name: Emanuel Roman
Title: Managing Director

GLG PARTNERS, INC.

By: /s/ Alejandro R. San Miguel
Name: Alejandro R. San Miguel
Title: General Counsel and Corporate Secretary

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 8, 2009

GLG MARKET NEUTRAL FUND

GLG PARTNERS LP Individually, and in its capacity as Investment Manager of GLG Market Neutral Fund

By:/s/ Victoria Parry
Name: Victoria Parry
Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By:/s/ Emmanuel Roman
Name: Emanuel Roman
Title: Managing Director

GLG PARTNERS, INC.

By: /s/ Alejandro R. San Miguel
Name: Alejandro R. San Miguel
Title: General Counsel and Corporate Secretary